

February 4, 2021

Brandon T. O'Brien
Chief Financial Officer
Corvel Corporation
1920 Main Street, Suite 900
Irvine, CA 92614

> **Re:** **Corvel Corporation**
> **Form 8-K**
> **Exhibit Nos.** **10.1** Stock Option Agreement granted November 5, 2020 by and between CorVel Corporation and Michael G. Combs, providing performance vesting**; 10.2,** Stock Option Agreement granted November 5, 2020 by and between CorVel Corporation and Brandon T. O'Brien, providing performance vesting**; 10.3** Stock Option Agreement granted November 5, 2020 by and between CorVel Corporation and Maxim Shishin, providing performance vesting**; 10.4** Stock Option Agreement granted November 5, 2020 by and between CorVel Corporation and Jennifer L. Yoss, providing performance vesting**.**
> **Filed November 12, 2020**
> **File No. 000-19291**

Dear Mr. O'Brien:

You have redacted information from the exhibits identified above asserting that the redacted information is not material and would cause competitive harm if publicly disclosed. For us to assess your compliance with the form requirements, please supplementally provide us, within five business days, with an unredacted paper copy (marked to show where you have redacted information in your public filing) of the exhibits identified above.

Please contact the staff member associated with the review of this filing to discuss how to submit the unredacted copy of your exhibits. Given your conclusion that public disclosure of this information would cause you competitive harm, do not respond by submitting correspondence on EDGAR or sending a response by email. Unless you tell us otherwise, we will assume that you want us to treat the requested supplemental materials, including unredacted documents and any related correspondence, as confidential while in our possession. We will destroy the supplemental materials at the end of our assessment unless doing so would be inconsistent with Rules 418 or 12b-4.

We will notify you of any comments we may have or that we have concluded our assessment of your compliance with the form.

Sincerely,

Division of Corporation Finance